

June 15, 2012

<u>Via E-Mail</u>
Phil E. Ray, CEO
American Business Services, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

     Re: **American Business Services, Inc.**
             Amendment No. 5 to Registration Statement on Form S-1
             Filed May 31, 2012
             File No. 333-177525

Dear Mr. Ray:

     We have reviewed your amended registration statement and response letter, and have the following comment. References to prior comments refer to those in our letter dated May 21, 2012.

<u>General</u>

1.   We note that, in response to prior comment 3, you have provided unaudited interim financial statements for the quarterly period ended March 31, 2012. As requested by our prior comment, please also revise related disclosures accordingly throughout the filing, including in Management's Discussion and Analysis.

     You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

                    Sincerely,

                    /s/ Katherine Wray

                    Katherine Wray
                    Attorney-Advisor

cc: <u>Via E-Mail</u>
       Jody M. Walker
       J. M. Walker & Associates
       Attorneys At Law